UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 73) 1

Berkshire Hathaway Inc.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $5.00 PER SHARE

CLASS B COMMON STOCK, PAR VALUE, $0.0033 PER SHARE

(Title of Class of Securities)

084670108

084670702

(CUSIP Number)

WARREN E. BUFFETT

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

(402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 4 pages)

CUSIP NO. 084670108 084670702	2 OF 4 PAGES

1	NAMES OF REPORTING PERSONS Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 227,416 shares of Class A Common Stock owned directly and beneficially by Mr. Buffett 276 shares of Class B Common Stock owned directly and beneficially by Mr. Buffett
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 227,416 shares of Class A Common Stock owned directly and beneficially by Mr. Buffett 276 shares of Class B Common Stock owned directly and beneficially by Mr. Buffett
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 227,416 shares of Class A Common Stock 276 shares of Class B Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.3% of the outstanding shares of Class A Common Stock

Less than 0.01% of the outstanding shares of Class B Common Stock

31.4% of the aggregate voting power of the outstanding shares of Class A Common Stock and Class B

Common Stock

15.5% of the economic interest of the outstanding shares of Class A Common Stock and Class B Common Stock

14	TYPE OF REPORTING PERSON IN

CUSIP NO. 084670108 084670702	3 OF 4 PAGES

Item 5 of this Schedule 13D is amended to add the following:

(a)-(b) Mr. Buffett owns, and has the sole power to vote and to dispose of, 227,416 shares of Class A Common Stock and 276 shares of Class B Common Stock, representing approximately 38.3% of the outstanding shares of Class A Common Stock, less than 0.01% of the outstanding shares of Class B Common Stock, 31.4% of the aggregate voting power of the outstanding shares of both classes, and 15.5% of the economic interest of the outstanding shares of both classes.

(c) On November 22, 2022, Mr. Buffett converted 1,600 shares of Class A Common Stock into 2,400,000 shares of

Class B Common Stock.

On November 23, 2022, Mr. Buffett donated 1,500,000 shares of Class B Common Stock to the Susan Thompson Buffett Foundation.

On November 23, 2022, Mr. Buffett donated 300,000 shares of Class B Common Stock to each of the Sherwood Foundation, the Howard G. Buffett Foundation and the NoVo Foundation.

CUSIP NO. 084670108 084670702	4 OF 4 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Dated: November 23, 2022

WARREN E. BUFFETT

/s/ Warren E. Buffett